January 23, 2020

Lance Mitchell
Chief Executive Officer
Reynolds Consumer Products Inc.
1900 W. Field Court
Lake Forest, IL 60045

       Re: Reynolds Consumer Products Inc.
           Amendment No. 1 to Form S-1
           Filed January 21, 2020
           File Number 333-234731

Dear Mr. Mitchell:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed January 21, 2020

Executive Compensation, page 125

1. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance
       and Disclosure Interpretation 117.05.
 Lance Mitchell
Reynolds Consumer Products Inc.
January 23, 2020
Page 2

       You may contact Ameen Hamady, Staff Accountant at (202) 551-3891 or Al Pavot, Staff
Attorney at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Special Counsel at (202) 551-
3345 or Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.



FirstName LastNameLance Mitchell                         Sincerely,
Comapany NameReynolds Consumer Products Inc.
                                                         Division of
Corporation Finance
January 23, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName